Exhibit 99.1

CHC Announces Extension of its Cash Tender Offer and Related Consent Solicitation for All of Its Outstanding 7⅜% Senior Subordinated Notes Due 2014 & Timing Update for Acquisition by First Reserve

VANCOUVER, BRITISH COLUMBIA – July 8, 2008 -- CHC Helicopter Corporation (“CHC”) (TSX:FLY.A, FLY.B) (NYSE:FLI) today announced that it has extended its previously announced cash tender offer (as amended, the “Offer”) for all of its outstanding 7⅜% Senior Subordinated Notes due 2014 (CUSIP No. 12541CAF1) (the “Notes”) and the related consent solicitation (as amended, the “Consent Solicitation”) and that the Offer and the Consent Solicitation will now expire at midnight, New York City time, on July 31, 2008, unless further extended or earlier terminated by CHC (the “Expiration Date”).

CHC also today announced that 6922767 Canada Inc. (the “Purchaser”), an affiliate of a fund managed by First Reserve Corporation, has received approval under the Investment Canada Act to close its announced acquisition of all of the outstanding Class A and Class B shares of CHC (such transaction referred to as the “Arrangement”).  As permitted by the Arrangement Agreement between the Purchaser and CHC dated February 22, 2008, the Purchaser has notified CHC that it has extended the Outside Date (as defined in the Arrangement Agreement) to July 31, 2008.  Both the Purchaser and CHC retain the ability to extend the Outside Date from time to time until November 19, 2008 in accordance with the terms of the Arrangement Agreement.

Completion of the Arrangement remains subject to a number of conditions, including receipt of transportation regulatory approvals in Canada and Europe.  CHC and the Purchaser continue discussions with the applicable regulatory authorities and will advise on anticipated transaction timing as information becomes available.

The consent payment deadline for the Offer and Consent Solicitation has now passed and withdrawal rights have terminated.  Consequently tendered Notes may no longer be withdrawn and consents delivered may no longer be revoked.  Holders of Notes who have not already tendered their Notes may do so at any time on or prior to the Expiration Date, but such holders will only be eligible to receive the tender offer consideration of $1,035 per $1,000 principal amount of Notes.

Holders whose Notes are accepted for payment in the Offer will receive accrued and unpaid interest in respect of such purchased Notes from the last interest payment date to, but not including, the payment date for Notes purchased in the Offer.

Except as described in this press release and CHC’s press release dated June 18, 2008, the other terms of the Offer and Consent solicitation as set forth in CHC’s Offer to Purchase and Consent Solicitation Statement dated May 27, 2008 (the “Offer to Purchase”) and the Consent and Letter of Transmittal (the “Letter of Transmittal”) remain unchanged.

As of July 8, 2008, approximately $391.3 million aggregate principal amount of the Notes had been validly tendered and not withdrawn pursuant to the Offer.

The completion of the Offer is not a condition to completion of the Arrangement or the financing thereof.  The Offer and the Consent Solicitation are subject to the satisfaction or waiver of certain conditions, including the closing of the Arrangement having occurred or such Arrangement occurring substantially concurrent with the Expiration Date.  The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Offer.

CHC has retained Morgan Stanley & Co. Incorporated to act as Dealer Manager and Solicitation Agent in connection with the Offer and the Consent Solicitation.  Morgan Stanley & Co. Incorporated may perform the services contemplated by the Offer and the Consent Solicitation in conjunction with its affiliates (including, without limitation, its affiliates incorporated under the federal laws of Canada).  Persons with questions regarding the Offer or the Consent Solicitation should contact Morgan Stanley & Co. Incorporated at (800) 624-1808 (toll-free) or (212) 761-1941 (collect). Persons residing or incorporated in Canada should contact Morgan Stanley Canada Limited at (416) 943-8417.  Requests for documentation may be directed to D.F. King & Co., Inc., the Information Agent, which can be contacted at (212) 269-5550 (banks and brokers, call collect) or (888) 869-7406 (all others, call toll-free).

This release is for informational purposes only and is neither an offer to purchase, a solicitation of an offer to sell the Notes nor a recommendation regarding the Offer and/or Consent Solicitation. Holders should seek legal advice from an independent financial advisor as to the suitability of the transactions described herein for the individual concerned.  The Offer and the Consent Solicitation are not being made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer and the Consent Solicitation to be made by a licensed broker or dealer, the Offer and the Consent Solicitation will be deemed to be made on behalf of CHC by the Dealer Manager and Solicitation Agent, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements.  You are cautioned not to place undue reliance on these forward-looking statements. While these statements represent CHC’s best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in making the forward-looking statements. Such factors include, but are not limited to, the following: the risk that the Arrangement and the related financing are not completed on the terms contemplated (if at all), exchange rate fluctuations, inherent risk, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licenses, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, pension risk, work stoppages due to labor disputes, international uncertainty and impact of any future material acquisitions, all as further detailed in CHC’s Annual Report on Form 20-F/A, in CHC’s management information circular furnished to the U.S. Securities and Exchange Commission by CHC on Form 6-K on April 4, 2008 and in other filings with the U.S. Securities and Exchange Commission and Canadian securities regulators. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.  CHC disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

About CHC

CHC is one of the world’s largest providers of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

CHC Helicopter Corporation
Sylvain Allard
President and Chief Executive Officer
(604) 279-2455 or (604) 307-8646
Email: sallard@chc.ca

or

CHC Helicopter Corporation
Rick Davis
Senior Vice President and Chief Financial Officer
(604) 279-2471 or (778) 999-0314
Email: rdavis@chc.ca
Website: www.chc.ca